UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Apogee Enterprises, Inc.

401(k) Retirement Plan

Employer ID No: 41-0919654

Plan Number: 005

Financial Statements as of and for the

Years Ended December 31, 2013 and 2012,

Supplemental Schedule as of December 31, 2013,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Apogee Enterprises, Inc. 401(k) Retirement Plan

Minneapolis, MN

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 27, 2014

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$270,452,378	$232,205,324
EMPLOYER CONTRIBUTIONS RECEIVABLE	83,538	40,493
NOTES RECEIVABLE FROM PARTICIPANTS	9,782,778	10,194,086

Net assets reflecting all investments — at fair value	280,318,694	242,439,903
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(918,158)	(2,592,940)

NET ASSETS AVAILABLE FOR BENEFITS	$279,400,536	$239,846,963

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$239,846,963	$210,930,964
INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation of investments	45,186,175	27,905,594
Interest and dividend income	1,075,800	3,827,771
Loan interest income	424,405	421,849
Employee contributions	8,791,528	8,133,995
Employer contributions	4,314,518	3,840,101
Rollover contributions	1,182,159	617,825
Litigation settlement (Note 5)		1,007,208
Distributions to participants	(21,088,617)	(16,718,395)
Administrative expenses	(332,395)	(119,949)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$279,400,536	$239,846,963

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administrator, Trustee, and Record Keeper — The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (IRS) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of January first each year, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31,2013 and 2012, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1%, and 50% on each incremental percentage up to 6%.

Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc. and the Tru Vue Union. The Company made a contribution in the amount of $38,351 in 2013 and $40,493 in 2012 for eligible members of the Tru Vue Union, which is included within the employer contributions receivable in the statements of net assets available for benefits. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pretax and Company contributions. Participants have the opportunity to direct all amounts allocated to their accounts. Participants can choose among 24 mutual funds and common collective trust funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting – Participants’ pretax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing two years of qualified service with the Company or in the event of death, disability, or retirement. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $93,000 and $139,000, respectively. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s matching contribution. During the year ended December 31, 2013, employer contributions were reduced by $139,000 from forfeited nonvested accounts plus earnings.

Notes Receivable from Participants — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

All new loans in 2013 and 2012 had an interest rate of 4.25%. Participant loans of $9,782,778 and $10,194,086 were outstanding as of December 31, 2013 and 2012, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Local 73 Pension Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59-1/2. Early withdrawal prior to age 59 1⁄2 from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of the underlying investments. In accordance with U.S. generally accepted accounting principles (U.S. GAAP), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The stable value fund has underlying investments in investment contracts which are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The statements of changes in net assets available for benefits are presented on a contract value basis. Notes receivable from participants are valued at the outstanding loan balances plus any accrued but unpaid interest, which approximates fair value.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur, except for the stable value fund as described above.

New Accounting Standards — No new accounting pronouncements issued or effective during 2013 have had or are expected to have a material impact on the Plan’s financial statements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, registered investment companies, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Administrative Expenses — All administrative expenses related to trustee and recordkeeping services were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2013 and 2012, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid were $33,749 and 788,000, respectively.

Subsequent Events — In connection with preparing the Plan financial statements for the year ended December 31, 2013, the Company has evaluated subsequent events for potential recognition and disclosure and determined that there were no subsequent events which required recognition or disclosure in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012
Prudential Stable Value Fund	$39,434,251	$39,329,554
Lord Abbett Developing Growth Fund	22,691,866	15,182,214
Northern Trust Focus 2025 Fund	20,644,033	17,533,796
Apogee Enterprises, Inc. Common Stock*	18,870,329	14,218,584
Northern Trust S&P 500 Index Fund	18,392,031	13,548,009
Northern Trust Focus 2020 Fund	16,372,088	14,710,148
Columbia Dividend Opportunity Fund	15,639,941	11,993,386
Northern Trust Focus 2030 Fund	15,622,739	13,838,139
PIMCO Total Return Fund	**	13,647,313

*	Denotes party-in-interest
**	Denotes less than 5% of net assets

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Stable Value Funds —
Prudential Stable Value Fund	$1,079,376	$788,680
Common/collective funds:
Northern Trust S&P 500 Index Fund	4,445,719	415,461
Northern Trust S&P 400 Index Fund	2,825,227	267,145
Northern Trust Focus 2025 Fund	2,322,505	766,127
Northern Trust Focus 2030 Fund	2,019,036	589,337
Northern Trust Focus 2035 Fund	1,837,832	473,026
Northern Trust Focus 2040 Fund	1,534,811	362,366
Northern Trust Focus 2020 Fund	1,507,656	578,699
Northern Trust Focus 2045 Fund	1,054,331	240,279
Northern Trust Focus 2015 Fund	597,972	314,535
Northern Trust Focus 2050 Fund	534,474	121,283
Northern Trust Russell 2000 Index Fund	377,664	39,301
Northern Trust MSCI ACWI ex-US Index Fund	233,219	115,807
Northern Trust Focus 2010 Fund	92,282	69,089
Northern Trust Focus Income Fund	40,243	77,078
State Street Global Advisors S&P 500 Index Fund*	—	1,514,118
State Street Global Advisors Mid Cap Fund*	—	1,115,051
State Street Global Advisors Russell 2000 Fund*	—	61,027

Total common/collective funds	19,422,971	7,119,729
Employer securities —	6,606,696	7,202,424
Apogee Enterprises, Inc. Common Stock*
Mutual funds:
Lord Abbett Developing Growth Fund	8,629,202	393,637
Wells Fargo Advantage Growth Fund	2,494,523	1,123,056
Columbia Dividend Opportunity Fund	2,878,384	867,084
American Funds EuroPacific Growth Fund	2,068,998	1,693,961
Artisan Midcap Value Fund	983,384	85,910
Goldman Sachs Small Cap Value Fund	678,175	(51,816)
Columbia Mid Cap Growth Fund	497,688	(120,146)
Dodge & Cox International Stock Fund	380,184	149,131
PIMCO Total Return Fund	(533,406)	248,689
T.Rowe Price 2025 Fund	—	1,714,341
T.Rowe Price 2030 Fund	—	1,362,616
T.Rowe Price 2020 Fund	—	1,275,663
T.Rowe Price 2035 Fund	—	1,066,109
T.Rowe Price 2040 Fund	—	873,797
T.Rowe Price 2015 Fund	—	699,190
T.Rowe Price 2045 Fund	—	585,280
T.Rowe Price 2050 Fund	—	264,446
ING FMR Diversified Midcap Fund*	—	180,172
ING Columbia Small Cap Fund*	—	156,587
T.Rowe Price 2010 Fund	—	110,571
T.Rowe Price income Fund	—	58,623
Vanguard International Stock Fund Investor Shares	—	57,860

Total mutual funds	18,077,132	12,794,761

Net appreciation in fair value of investments	$45,186,175	$27,905,594

*	Denotes party-in-interest

4.	Prudential Stable Value Fund

The Plan provides participants a self-managed stable value investment option, the Prudential Stable Value Fund (“Prudential Fund”), which simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is composed of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate, which is reset quarterly and cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables affecting future crediting rates of the Prudential Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Limitations on the Ability of the Prudential Fund to Transact at Contract Value — Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

	December 31,	December 31,
	2013	2012
Average yields:
Based on annualized earnings (1)	2.74%	3.24%
Based on interest rate credited to participants (2)	2.00%	1.10%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	LITIGATION

In January 2009, the Company, on behalf of the Plan, commenced a lawsuit against State Street Bank and Trust Company (“State Street’) and ING Institutional Plan Services, LLC (formerly CitiStreet, LLC) (ING) to recover certain losses the Plan suffered during 2007. The Company agreed to fund the litigation expenses of such suit and to recover such expenditures only should the Plan recover lost earnings. The Company and the Plan entered into an agreement regarding such expenditures.

In March 2010, the Plan received $3,486,000 from a fair fund that State Street had set up as a result of a settlement between State Street and the Securities and Exchange Commission (SEC). This settlement resulted from an investigation the SEC launched into certain losses from State Street’s income funds which the Plan was invested in. The Plan transferred $909,000 to the Company to offset the attorneys’ fees and costs it had incurred in its ongoing litigation against State Street and ING. The remaining $2,577,000 was allocated to participants who were invested in the fund when the losses occurred, In November 2010, ING filed an amended answer in the case, which included counter claims and cross-claims against the Company, the Plan Administrators, Silver Oak Wealth Management, the Plan’s former investment advisor, and State Street seeking contribution and indemnification should ING be found liable to the Plan.

In August 2012, the Plan received $1,425,000 due to the execution of a settlement with State Street and ING. After reimbursing the Company $418,000 for litigation expenses, the remaining $1,007,000 was allocated to participants who were invested in the fund when the losses occurred. Upon execution of the settlement, the Company’s claim against State Street and ING were dropped along with ING’s counter and cross claims.

6.	TAX STATUS

The Company received a favorable determination letter dated February 6, 2012, from the IRS stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has determined no uncertain tax positions have been taken or expect to be taken as of December 31, 2013 and 2012. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for reporting years prior to December 31, 2010.

7.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances would become 100% vested immediately.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2012, certain Plan investments were shares of mutual funds managed by State Street and ING. State Street was the trustee as defined by the Plan and ING Institutional Services was the record keeper until the Plan changed service providers. On May 1, 2012, the Plan changed trustees to the Principal Trust Company and record keeper to the Principal Financial Group (collectively “Principal”). Due to these relationships, these transactions qualify as exempt party-in-interest transactions. The Plan paid $22,439 to State Street Bank and Trust Company, $166,724 to Prudential Insurance Co, and $309,899 to Principal for investment management services for the year ended December 31, 2013. At December 31, 2013 and 2012, the Plan held 525,489 and 593,182 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $9,487,212 and $9,260,062, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from the Company’s common stock of $202,374 and $218,055, respectively.

9.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value as of December 31, 2013, are as follows:

	Quoted Prices in	Other	Unobservable
	Active Markets	Observable	Inputs	Total Fair
	(Level 1)	Inputs (Level 2)	(Level 3)	Value
Mutual Funds:
Small Mid Cap Funds	$31,570,644	$—	$—	$31,570,644
Large Cap Funds	25,651,385	—	—	25,651,385
International Stock Funds	15,471,069	—	—	15,471,069
Fixed-Income Funds	9,595,912	—	—	9,595,912
Apogee Common Stock	18,870,329	—	—	18,870,329
Stable Value Fund		40,352,409	—	40,352,409
Common Collective Trust Funds:
Retirement Target Funds	—	94,326,804	—	94,326,804
Index Funds	—	33,381,262	—	33,381,262
Income Funds	—	1,232,564	—	1,232,564

Total	$101,159,339	$169,293,039	$—	$270,452,378

Financial assets and liabilities measured at fair value as of December 31, 2012, are as follows:

	Quoted Prices in	Other	Unobservable
	Active Markets	Observable	Inputs	Total Fair
	(Level 1)	Inputs (Level 2)	(Level 3)	Value
Mutual Funds:
Small Mid Cap Funds	$20,172,749	$—	$—	$20,172,749
Large Cap Funds	19,559,377	—	—	19,559,377
International Stock Funds	13,647,313	—	—	13,647,313
Fixed-Income Funds	13,204,137	—	—	13,204,137
Apogee Common Stock	14,218,584	—	—	14,218,584
Stable Value Fund		41,922,494	—	41,922,494
Common Collective Trust Funds:
Retirement Target Funds	—	82,717,694	—	82,717,694
Index Funds	—	24,067,970	—	24,067,970
Income Funds	—	2,695,006	—	2,695,006

Total	$80,802,160	$151,403,164	$—	$232,205,324

Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012. Refer to note 2 for further detail in relation to valuation of investments.

The Stable Value Fund is a diversified portfolio of fixed-income assets. This diversified fund seeks to maintain a high overall credit quality and consists of various publicly traded fixed-income instruments. The current average credit quality of the underlying fixed-income investment strategy is AA and is bench marked to the Barclays Capital U.S. Aggregate Index. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2013.

The Retirement Target Funds provides an asset allocation dependent upon assumed targeted retirement dates. Over time, the asset allocation becomes more conservative as the fund approaches its target retirement date. The Fund invests in a diversified portfolio of U.S. and international stocks, inflation hedging securities, U.S. bonds and cash reserves. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2013.

The Income Funds provide an asset allocation for people already retired. The Fund invests in a diversified portfolio of U.S. and international stocks, inflation hedging securities, U.S. bonds and cash reserves. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2013.

The Index Funds are a diversified portfolio of all stocks representing various indices. These funds seek to closely reproduce the returns captured by these indices. The funds may also hold 2% to 5% of their value in futures contracts. The strategy of investing in the same stocks as the index minimizes the need for trading and therefore results in lower expenses. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2013.

Following is a description of the valuation methodologies used for assets measured at fair value:

Level 1 — Valued at the closing price reported on the active market on which the individual securities are traded.

Level — Valued using other significant observable inputs, which include quoted prices for similar securities, interest rates, prepayments speeds, and credit risk.

Level 3 — Value is determined by using significant unobservable inputs. Unobservable inputs reflect assumptions about the factors market participants would use in valuing a portfolio instrument and would be based on the best information available.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012, is as follows:

	2013	2012
Investments at fair value per financial statements	$270,452,378	$232,205,324
Classification of participants loans as notes receivable	9,782,778	10,194,086
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(918,158)	(2,592,940)

Investments per the Form 5500	$279,316,998	$239,806,470

For the year ended December 31, 2013, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

2013
Total distributions to participants per the financial statements	$(21,088,617)
Add amount allocated to participants for withdrawal at December 31, 2012	788,000
Less amounts allocated to participants for withdrawal at December 31, 2013	(33,749)
Add deemed distributions	1,139

Total distributions to participants per the Form 5500	$(20,333,227)

For the year ended December 31, 2013, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

2013
Net assets available for benefits per the financial statements	$279,400,536
Less amount allocated to participants for withdrawal at December 31, 2013	(33,749)

Net assets available for benefits per the Form 5500	$279,366,787

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

		Description of	Current
Description	Cost	Investment	Value
Prudential Stable Value Fund	**	Common/collective trust	$39,434,251
Northern Trust Focus 2025 Fund	**	Common/collective trust	20,644,033
Northern Trust S&P 500 Index Fund	**	Common/collective trust	18,392,031
Northern Trust Focus 2020 Fund	**	Common/collective trust	16,372,088
Northern Trust Focus 2030 Fund	**	Common/collective trust	15,622,739
Northern Trust Focus 2035 Fund	**	Common/collective trust	12,646,010
Northern Trust S&P 400 Index Fund	**	Common/collective trust	10,988,773
Northern Trust Focus 2040 Fund	**	Common/collective trust	9,879,737
Northern Trust Focus 2015 Fund	**	Common/collective trust	7,015,036
Northern Trust Focus 2045 Fund	**	Common/collective trust	6,793,981
Northern Trust Focus 2050 Fund	**	Common/collective trust	3,864,760
Northern Trust MSCI ACWI Ex-US Index Fund	**	Common/collective trust	2,117,587
Northern Trust Russell 2000 Index Fund	**	Common/collective trust	1,882,871
Northern Trust Focus 2010 Fund	**	Common/collective trust	1,488,420
Northern Trust Focus Income Fund	**	Common/collective trust	1,232,564
Lord Abbett Developing Growth Fund	**	Mutual fund	22,691,866
Columbia Dividend Opportunity Fund	**	Mutual fund	15,639,941
American Funds EuroPacific Growth Fund	**	Mutual fund	12,857,086
Wells Fargo Advantage Growth Fund	**	Mutual fund	10,011,444
PIMCO Total Return Fund	**	Mutual fund	9,595,912
Artisan Midcap Value Fund	**	Mutual fund	3,767,783
Goldman Sachs Small Cap Value Fund	**	Mutual fund	2,646,076
Dodge & Cox International Fund	**	Mutual fund	2,613,983
Columbia Midcap Growth Fund	**	Mutual fund	2,464,918
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	18,870,329
Loans to participants, with maturity dates ranging from 1/10/14 to 12/30/22 and with interest rates of 4.25% to 9.50% ***		Participant loans	9,782,778

TOTAL			$279,316,998

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.
***	Net of 1,139 in deemed loan distributions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC., the Plan Administrator

	By:	/s/ James S. Porter
James S. Porter
Chief Financial Officer

Date: June 27, 2014